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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9
                                (Amendment No. 5)
                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                         Securities Exchange Act of 1934




                            (Name of Subject Company)

                     Common Stock, $.005 par value per share
                         (Title of Class of Securities)



                                                    086063 10 4
                      (CUSIP Number of Class of Securities)



                                 Joseph Crugnale
                                    President
                                Bertucci's, Inc.
                                 14 Audubon Road
                         Wakefield, Massachusetts 01880
                                                  (781) 246-6700
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)



                                 With a copy to:

                               James Westra, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-6600

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    This    Amendment    No.   5   further    amends   and    supplements    the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission (the "Commission") by Bertucci's, Inc., a Massachusetts corporation (the "Company"), on May 20, 1998 (as heretofore amended, the "Schedule 14D-9"), and relates to the tender offer made by NERC Acquisition Corp., a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of NE Restaurant Company, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on May 20, 1998, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, $.005 par value per share ("Company Common Stock"), at a purchase price of $10.50 per share of Company Common Stock, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 20, 1998, and the related Letter of Transmittal. The purpose of this Amendment No. 5 is to amend Item 3 of the Schedule 14D-9 as set forth below. Terms defined in the
Schedule 14D-9 are used in this Amendment No. 5 with the same meanings as provided in the Schedule 14D- 9.

Item 3.  Identity and Background.

    The information set forth in Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding to the information set forth under subcaption "The Merger Agreement - The Offer" the following paragraph:

    The Parent announced on July 13, 1998 that the date upon which the Offer expired has been extended so that the Offer and withdrawal rights will expire at 5:30 p.m., New York City time, on Monday, July 20, 1998, unless the Offer is further extended. A press release relating to the foregoing is filed as Exhibit 14 to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.   Material to Be Filed as Exhibits.

Exhibit-14        Press release  issued by NE Restaurant  Company,  Inc.,  dated
                  July 13, 1998, announcing the extension of the Offer.



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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 16, 1998                                 BERTUCCI'S, INC.



                                                     By:   /s/Joseph Crugnal
                                                              Joseph Crugnale
                                                              President

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